Exhibit 4.11

Base Salaries of Chief Executive Officer and Chief Financial Officer

Hugh Snyder, Chairman and Chief Executive Officer, is currently paid at a rate of Cdn$75,000 per year.

Carmelo Marrelli, Chief Financial Officer, is currently paid at a rate of Cdn$4,000 per month.